VIA EDGAR

May 12, 2017

Re:	SciClone Pharmaceuticals, Inc.
Registration Statement on Form S-3
(File No. 333-216565)

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Dorrie Yale

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on May 11, 2017, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Thursday, May 11, 2017, at 4:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We hereby formally withdraw our request for acceleration of the effective date for such time.

Please contact our counsel, DLA Piper LLP (US), by calling Eric H. Wang, Esq., at (650) 833-2106, with any questions.

Very truly yours,
SCICLONE PHARMACEUTICALS, INC.
By:	/s/ Friedhelm Blobel, Ph.D.
Name:	Friedhelm Blobel, Ph.D.
Title:	Chief Executive Officer